Mail Stop 4561

September 12, 2008

VIA MAIL and FAX (303) 577-9797

Mr. John E. Biallas
Chief Financial Officer
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO. 80202

> **Re: Dividend Capital Total Realty Trust Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 28, 2008**
> **File No. 000-52596**

Dear Mr. John Biallas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief